UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-35105

PRIME ACQUISITION CORP.
(Translation of registrant’s name into English))

No. 322, Zhongshan East Road
Shijiazhuang
Hebei Province, 050011
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

On May 10, 2011, Prime Acquisition Corp. (the “Company”) announced that the underwriters of its initial public offering (“IPO”) exercised their over-allotment option in part, for a total of an additional 52,975 units (over and above the 3,600,000 units sold in the IPO).  Each unit consists of one ordinary share, par value $0.001 per share, and one redeemable warrant. Each redeemable warrant entitles the holder to purchase one ordinary share at a price of $7.50. The 3,652,975 units sold in the offering, including the 52,975 units subject to the over-allotment option, were sold at an offering price of $10.00 per unit, generating gross proceeds of $36,529,750. A total of $36,606,095.50, which includes a portion of the $1,638,800 of proceeds from the previously-announced private placement of warrants to the founding shareholders, has been placed in trust. The Company issued a press release on May 10, 2011 announcing the partial exercise of the over-allotment option, which press release is attached hereto as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press release dated May 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PRIME ACQUISITION CORP. By: /s/ Diana Chia-Huei Liu Name: Diana Chia-Huei Liu Title: Chief Executive Officer

Dated: May 11, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press release dated May 10, 2011.